Wolverine Exploration Inc.
4055 McLean Road
Quesnel, British Columbia
V2J 6V5     Canada

VIA EDGAR

March 24, 2009

Mail Stop 7010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549

Attention:  Donna Levy

Dear Ms. Levy:

Re:	Wolverine Exploration Inc.
Request for Withdrawal - Registration Statement on Form S-1
Filed July 15, 2008
File No. 333-152343

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Wolverine Exploration Inc. (the “Registrant”) respectfully requests that its Registration Statement on Form S-1 (File No. 333-152343), together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with the consent of the Securities and Exchange Commission (the “Commission”) with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.  The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was originally filed with the Commission on July 15, 2008 and declared effective on October 9, 2008.  No amendments to the Registration Statement were ever filed and no securities were sold in connection with the offering contemplated by the Registration Statement.  The Registrant may undertake a subsequent private offering in the future in reliance on Securities Act Rule 155(c).

Accordingly, the Registrant respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Wolverine Exploration Inc., 4055 McLean Road, Quesnel, British Columbia, V2J 6V5, with a copy to Registrant’s outside legal counsel, Rene Daignault, at 1100 Melville Street, Suite #610, Vancouver, British Columbia, V6E 4A6 (Fax:  604-664-0671).

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If you have any questions with respect to this matter, please contact Mr. Daignault at (604) 648-0527.  We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Sincerely,

Wolverine Exploration Inc.

Per:  /s/ Lee Costerd

Lee Costerd
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer

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